UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 25)*

PRINTRONIX, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
742578-10-7
(CUSIP Number)
DECEMBER 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 742578-10-7	13G	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS: Robert A. Kleist

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		1,156,472

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,172,072

WITH:	8	SHARED DISPOSITIVE POWER:

		None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,172,072

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	17.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 742578-10-7	13G	Page 3 of 4 Pages

Item 1(a)	Name of Issuer:

Printronix, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

14600 Myford Road
Irvine, California 92606

Item 2(a)	Name of Person Filing:

Robert A. Kleist

Item 2(b)	Address of Principal Business Office:

14600 Myford Road
Irvine, California 92606

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

742578-10-7

Item 3	This statement is not filed pursuant to either Rule 13d-1(b), or 13d-2(b)or (c).

Item 4	Ownership:

(a) Amount Beneficially Owned:

1,172,072

(b) Percent of Class:

17.7%

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote

1,156,472

(ii) shared power to vote or to direct the vote

None

(iii) sole power to dispose or to direct the disposition of

1,172,072

(iv) shared power to dispose or to direct the disposition of

None

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

CUSIP No. 742578-10-7	13G	Page 4 of 4 Pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

Not Applicable
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007

Date

/s/ ROBERT A. KLEIST

Signature

Robert A. Kleist

Name